Otis Gallery LLC

335 Madison Ave, 3rd Floor

New York, NY 10017

November 12, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Otis Gallery LLC

Offering Statement on Form 1-A Post-qualification Amendment No. 1

Response dated October 25, 2019

File No. 024-10951

Ladies and Gentlemen:

We hereby submit the responses of Otis Gallery LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated November 6, 2019, providing the Staff’s comments with respect to the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A (the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Post-Qualification Amendment No. 1 to Form 1-A

General

1.	Please update your financial statements.

Response: We have updated the Offering Statement to include our unaudited financial statements for the six months ended June 30, 2019.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (332) 201-5259 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Otis Gallery, LLC
By: Otis Wealth, Inc., its managing member

By:	/s/ Michael Karnjanaprakorn
Michael Karnjanaprakorn
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.